UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: November 19, 2004
(Date of earliest event reported)

KIMBERLY-CLARK CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**1-225**	**39-0394230**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

P. O. Box 619100, Dallas, Texas	**75261-9100**
(Address of Principal Executive Offices)	(Zip Code)

(972) 281-1200
(Registrant's telephone number, including area code)

Item 3.03.   Material Modification to Rights of Security Holders.

On November 19, 2004, Kimberly-Clark Corporation, a Delaware corporation (the "Company"), terminated the Rights Agreement between the Company and First National Bank of Boston, N.A., dated as of June 21, 1988, as amended and restated as of June 8, 1995 (the "Rights Agreement") by amending such agreement to accelerate the final expiration date thereof from June 8, 2005 to the close of business on November 19, 2004.

On November 16, 2004, the Board of Directors of the Company adopted the following policy statement effective upon the termination of the Rights Agreement at the close of business on November 19, 2004:

> "Kimberly-Clark does not have a "poison pill" or stockholder rights plan.
>
> If Kimberly-Clark were to adopt a stockholder rights plan, the Board would seek prior stockholder approval of the plan unless, due to timing constraints or other reasons, a majority of independent directors of the Board determines that it would be in the best interests of stockholders to adopt a plan before obtaining stockholder approval.
>
> If a stockholder rights plan is adopted without prior stockholder approval, the plan must either be ratified by stockholders or must expire, without being renewed or replaced, within one year.
>
> The Nominating and Corporate Governance Committee shall review this policy statement periodically and report to the Board on any recommendations it may have concerning the policy."

Item 5.03.   Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

As a consequence of the termination of the Rights Agreement, as described above under Item 3.03, the Company has today filed a Certificate of Elimination with the Secretary of State of the State of Delaware effecting the elimination of the Certificate of Designations with respect to the Company's Series A Junior Participating Preferred Stock.

Item 9.01.   Financial Statements and Exhibits.

(c)   Exhibits.

(4)a   Amendment No. 1 to Amended and Restated Rights Agreement between Kimberly-Clark Corporation and First National Bank of Boston, N.A., dated as of November 19, 2004.

(4)b   Certificate of Elimination with respect to Series A Junior Participating Preferred Stock.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KIMBERLY-CLARK CORPORATION

By: /s/ Timothy C. Everett
      Timothy C. Everett
      Vice President and Secretary

November 19, 2004

EXHIBIT INDEX

(4)a   Amendment No. 1 to Amended and Restated Rights Agreement between Kimberly-Clark Corporation and First National Bank of Boston, N.A., dated as of November 19, 2004.

(4)b   Certificate of Elimination with respect to Series A Junior Participating Preferred Stock.

Exhibit (4)a

AMENDMENT NO. 1

TO

AMENDED AND RESTATED RIGHTS AGREEMENT

AMENDMENT NO. 1 TO AMENDED AND RESTATED RIGHTS AGREEMENT (this "Amendment"), dated as of November 19, 2004, between Kimberly-Clark Corporation, a Delaware Corporation (the "Corporation"), and Equiserve Trust Corp. N.A. formerly known as The First National Bank of Boston, a national banking association (the "Rights Agent").

WHEREAS, the Corporation and the Rights Agent are parties to an Amended and Restated Rights Agreement dated as of June 21, 1988, as amended and restated as of June 8, 1995 (the "Rights Agreement"); and

WHEREAS, pursuant to Section 27 of the Rights Agreement, the Corporation and the Rights Agent desire to further amend the Rights Agreement as set forth below;

NOW, THEREFORE, the Rights Agreement is hereby amended as follows:

FIRST: Section 7(a) of the Rights Agreement is amended by deleting clause (i) thereof and replacing it with the following:

"(ii) the close of business on November 19, 2004 (the "Final Expiration Date"),"

SECOND: This Amendment shall be effective as of the date hereof.

THIRD: Except as set forth above, the provisions of the Agreement shall remain in full force and effect.

FOURTH: This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts to be made and performed entirely within such state. This Amendment may be executed in any number of counterparts, each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, illegal, or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, implied or invalidated.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

KIMBERLY-CLARK CORPORATION

By: /s/ Timothy C. Everett
     Timothy C. Everett
     Vice President and Secretary

EQUISERVE TRUST CORP., N.A.,
as Rights Agent

By: /s/ Katherine S. Anderson
     Katherine S. Anderson
     Managing Director

Exhibit (4)b

**CERTIFICATE ELIMINATING
SERIES A JUNIOR PARTICIPATING PREFERRED STOCK**

OF

KIMBERLY-CLARK CORPORATION

The undersigned, Timothy C. Everett, does hereby certify that:

1.　　The undersigned is the duly elected and acting Vice President and Secretary of Kimberly-Clark Corporation, a Delaware corporation (the "Corporation").

2.　　Pursuant to authority conferred by the Certificate of Incorporation of the Corporation upon the Board of Directors of the Corporation (the "Board"), the Board on November 16, 2004 adopted the following resolutions which relate to the previously-issued dividend of one right (each, a "Right" and collectively, the "Rights") in respect of each share of Common Stock, par value $1.25 per share, of the Corporation to purchase shares of Series A Junior Participating Preferred Stock, without par value, of the Corporation ("Series A Preferred Stock") pursuant to an Amended and Restated Rights Agreement, dated as of June 21, 1988, as amended and restated on June 8, 1995 and as further amended on November 19, 2004 (the "Rights Agreement"), between the Corporation and First National Bank of Boston, a national banking association, each such Right representing the right to purchase one one-hundredth of a share of Series A Preferred Stock upon the terms and subject to the conditions set forth in the Rights Agreement:

WHEREAS, none of the authorized shares of the Corporation's Series A Junior Participating Preferred Stock (the "Series A Preferred Stock") issuable under the Rights Agreement upon the exercise of the Rights are outstanding, and none of the authorized shares of Series A Preferred Stock issuable upon the exercise of the Rights will be issued pursuant to that certain Certificate of Designations of Rights, Preferences and Privileges of Series A Junior Participating Preferred Stock of the Corporation filed with the Secretary of State of the State of Delaware, as amended on July 12, 1995 and February 18, 2000 (the "Certificate of Designations"); and

WHEREAS, the Board has determined that it would be desirable and in the best interests of the Corporation and its stockholders to eliminate the Series A Preferred Stock issuable upon the exercise of the Rights.

NOW, THEREFORE, BE IT

RESOLVED, that the Corporation be, and hereby is, authorized and directed to file with the Secretary of State of the State of Delaware a certificate containing these resolutions, with the effect under the General Corporation Law of the State of Delaware of eliminating from the Certificate of Incorporation of this Corporation all matters set forth in the Certificate of Designations with respect to the Series A Preferred Stock.

RESOLVED, that the Chief Executive Officer, the Senior Vice President – Law and Government Affairs and the Vice President and Secretary of the Corporation be, and each of them hereby is, authorized and directed, jointly and severally, for and on behalf of the Corporation, to execute and deliver any and all certificates, agreements, instruments and other documents, and to take any and all steps and do any and all things which they may deem necessary or advisable in order to effectuate the purposes of each and all of the foregoing resolutions.

3.   I further declare under penalty of perjury that the matters set forth in this Certificate are true and correct of my own knowledge.

This Certificate was executed in Dallas, Texas on November 19, 2004.

KIMBERLY-CLARK CORPORATION

By: /s/ Timothy C. Everett
Timothy C. Everett
Vice President and Secretary